UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 1, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)

Date: February 1, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

EXHIBITS

Exhibit 99.1

Press Release of Stratus Technologies International, S.à r.l. Announcing Financial Results for the Third Quarter Fiscal Year 2005.

Exhibit 99.1

FOR IMMEDIATE RELEASE

STRATUS TECHNOLOGIES INTERNATIONAL, S.À R.L. ANNOUNCES FINANCIAL RESULTS

FOR THIRD QUARTER FISCAL YEAR 2005

Luxembourg, Jan. 31, 2005 - Stratus Technologies International, S.à r.l., a global provider of fault-tolerant computer servers, technologies and services, today reported its financial results for the third quarter and nine months ended November 28, 2004.

For the third quarter ended November 28, 2004, total revenue was $68.7 million, an increase of $9.3 million or 16 percent compared to the $59.4 million attained in the same period last year. Profit from operations was $6.7 million compared to a loss of $4.4 million for the same period last year. Net income was $1.5 million compared to a net loss of $8.2 million for the same period last year. The Company reported EBITDA, a non-GAAP financial measure, of $13.7 million compared to $4.3 million for the same period last year. Please refer to the reconciliation of EBITDA to GAAP financial measures in the attached “Consolidated Condensed Statement of Earnings.”

For the nine months ended November 28, 2004, total revenue was $205.7 million, an increase of $17.1 million or 9 percent compared to $188.6 million attained in the same period last year. Profit from operations was $13.3 million compared to $8.0 million for the same period last year. Net loss was $4.4 million compared to $2.1 million for the same period last year. EBITDA for the nine month period was $31.8 million compared to $29.7 million for the same period last year.

Third Quarter Results Conference Call

A conference call to review third quarter financial results will be held today at 1:30 p.m. Eastern Time and may be accessed by calling 888-889-5602 (U.S. only) or 973-339-3086. Live listen-only access to the conference call will be available from the Stratus website at www.stratus.com.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the continued acceptance of our products by the market; our ability to enter into new service agreements and to retain customers under existing service contracts; our ability to source quality components and key technologies without interruption and at acceptable prices; our reliance on sole-source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; our financial condition and liquidity and our leverage and debt service obligations; economic conditions globally and in our most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that we infringe upon their intellectual property rights; our success in adequately protecting our intellectual property rights; our success in maintaining efficient manufacturing and logistics operations; our ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in exchange rates; current risks of terrorist activity and acts of war; and the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to further update such forward-looking statements.

# # #

Stratus, Continuum, and ftServer are registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Three months ended		Nine months ended
	November 28, 2004	November 23, 2003	November 28, 2004	November 23, 2003
Revenue
Product	$28,799	$20,349	$86,123	$72,747
Service	39,910	39,065	119,576	115,859

Total revenue	68,709	59,414	205,699	188,606

Cost of revenue
Product	14,608	13,116	49,169	43,029
Service	17,163	16,862	53,368	49,257
Amortization of intangibles	502	502	1,506	1,506

Total cost of revenue	32,273	30,480	104,043	93,792

Gross profit	36,436	28,934	101,656	94,814

Operating expenses
Research and development	11,988	12,740	36,877	35,273
Sales and marketing	12,345	12,524	36,627	34,213
General and administrative	4,211	4,968	11,442	10,648
Amortization of intangibles	1,150	1,155	3,450	3,549
Restructuring charges	—	(101)	(10)	702
Management fees	—	2,047	—	2,423

Total operating expenses	29,694	33,333	88,386	86,808

Profit from operations	6,742	(4,399)	13,270	8,006

Interest expense, net	(6,411)	(4,857)	(16,864)	(10,713)
Other income (expense), net	937	2,267	188	2,795

Income (loss) before taxes	1,268	(6,989)	(3,406)	88

Tax provision	(209)	1,194	967	2,206

Net income (loss)	$1,477	$(8,183)	$(4,373)	$(2,118)

EBITDA TABLE
Net income (loss)	$1,477	$(8,183)	$(4,373)	$(2,118)
Add
Interest expense, net	6,411	4,857	16,864	10,713
Provision for income taxes	(209)	1,194	967	2,206
Depreciation and amortization	6,003	6,391	18,330	18,913

EBITDA (A)	$13,682	$4,259	$31,788	$29,714

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(unaudited)

(In thousands)

	November 28, 2004	February 29, 2004
ASSETS

Current assets
Cash and cash equivalents	$28,482	$23,098
Accounts receivable, net	62,260	62,963
Inventory	34,370	35,620
Prepaid expenses and other current assets	6,629	6,459

Total current assets	131,741	128,140
Property, plant & equipment, net	37,422	42,150
Other assets	43,423	46,251

Total assets	$212,586	$216,541

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$11,437	$1,913
Accounts payable	20,157	22,435
Accrued expenses	34,921	30,782
Income taxes payable	6,983	6,932
Deferred revenue	40,075	43,005

Total current liabilities	113,573	105,067

Long-term liabilities
Long-term debt	162,847	180,885
Other liabilities	10,806	1,498

Total stockholder’s equity (deficit):	(74,640)	(70,909)

Total liabilities and stockholder’s equity:	$212,586	$216,541